UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL REPORTS
FORM X-17A-5
PART III

SEC FILE NUMBER
8-66069

FACING PAGE
Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING 01/01/2025 AND ENDING 12/31/2025
                                       MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: **VCS VENTURE SECURITIES LLC**

TYPE OF REGISTRANT (check all applicable boxes):
☑ Broker-dealer   ☐ Security-based swap dealer   ☐ Major security-based swap participant
☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

29 BROADWAY, SUITE 1502
(No. and Street)

New York	NY	10006-3201
(City)	(State)	(Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

Jon Nixon	516-490-8400	jnixon@goldcrestcpa.com
(Name)	(Area Code – Telephone Number)	(Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

Liebman & Hymowitz LLP
(Name – if individual, state last, first, and middle name)

595 Stewart Ave	Garden City	NY	11530
(Address)	(City)	(State)	(Zip Code)

11/25/2003	473
(Date of Registration with PCAOB)(if applicable)	(PCAOB Registration Number, if applicable)

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

FOR PUBLIC

OATH OR AFFIRMATION

I, John Stalanski, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of VCS VENTURE SECURITIES LLC, as of 12/31, 2025, is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

Signature: [signature]

Title: President

____
Notary Public

This filing contains (check all applicable boxes):**

- ☒ (a) Statement of financial condition.
- ☒ (b) Notes to consolidated statement of financial condition.
- ☐ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- ☐ (d) Statement of cash flows.
- ☐ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- ☐ (f) Statement of changes in liabilities subordinated to claims of creditors.
- ☐ (g) Notes to consolidated financial statements.
- ☐ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- ☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- ☐ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- ☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- ☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- ☐ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- ☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- ☐ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- ☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- ☒ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- ☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (t) Independent public accountant's report based on an examination of the statement of financial condition.
- ☐ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- ☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- ☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- ☐ (z) Other: ______________________

***To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.*

VCS VENTURE SECURITIES LLC
(formerly Primary Capital, LLC)

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NO. 8-66069

DECEMBER 31, 2025 AND
REPORT OF INDEPENDENT REGISTERED
PUBLIC ACCOUNTING FIRM


FOR PUBLIC

VCS Venture Securities LLC
(formerly Primary Capital, LLC)
December 31, 2025

Table of Contents

FOR PUBLIC

LIEBMAN HYMOWITZ LLP

Certified Public Accountants

595 Stewart Avenue, Suite 520
Garden City, New York 11530

Tel (516) 228-6600
Fax (516) 228-6664

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Members'
of VCS Venture Securities LLC

Opinion on the Financial Statement

We have audited the accompanying statement of financial condition of VCS Venture Securities LLC as of December 31, 2025, and the related notes (collectively referred to as the "financial statement"). In our opinion, the statement of financial condition presents fairly, in all material respects, the financial position of VCS Venture Securities LLC as of December 31, 2025 in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

This financial statement is the responsibility of VCS Venture Securities LLC's management. Our responsibility is to express an opinion on VCS Venture Securities LLC's financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to VCS Venture Securities LLC in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statement. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Liebman Hymowitz LLP

Liebman Hymowitz, LLP

We have served as VCS Venture Securities LLC's auditor since January 2024.

Garden City, New York

April 20, 2026

VCS Venture Securities LLC
(formerly Primary Capital, LLC)
Statement of Financial Condition
December 31, 2025

Assets

Cash and cash equivalents	$	919,720
Advances receivable		262,768
Prepaid expenses		68,646
Deposit with clearing broker		50,000
Due from clearing broker		131,927
Security deposit		15,318
Total Assets	$	1,448,379

Liabilities and Members' Equity

Liabilities		
Commission payable	$	490,731
Accounts payable and accrued expenses		53,369
Total Liabilities		544,100
Members' Equity		904,279
Total Liabilities and Members' Equity	$	1,448,379

See Accompanying Notes to Financial Statement.

1. NATURE OF BUSINESS AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Business

VCS Venture Securities LLC (the "Company", formerly known as Primary Capital, LLC) is a registered broker-dealer in securities under the provisions of the Securities Exchange Act of 1934, as amended, and is a member of the Financial Industry Regulation Authority, Inc. ("FINRA") and the Securities Investor Protection Corporation ("SIPC"). As of July 14, 2022, Leo Capital Markets, LLC, the Company's single member parent company, sold a twenty percent (20%) interest in the Company to New Age Capital Management, LLC ("NACM"). The member interests purchase agreement further provides that NACM shall purchase the remaining interests, subject to FINRA approval, upon reaching certain trigger events. Such trigger events have not yet occurred.

Basis of Accounting

The Company's financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America ("GAAP"). Revenue is recognized when earned, while expenses and losses are recognized when incurred.

Use of estimates

The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the dates of the financial statements and the reported amounts of revenue and expenses during the reporting periods. Actual results could differ from those estimates. These estimates and assumptions include collectability of accounts receivable and valuation of securities owned. Certain of management's estimates, including evaluating the collectability of accounts receivable, could be affected by external conditions, including those unique to the Company's industry and general economic conditions. It is possible that these external factors could have an effect on management's estimates that could cause actual results to differ from their estimates and such difference could be material. The Company continually reevaluates all of their accounting estimates based on these conditions and record adjustments when necessary.

Cash and cash equivalents

Cash and cash equivalents consist primarily of cash on deposit and a money market account that are readily convertible into cash and purchased with original maturities of three months or less.

Concentration of Credit Risk

The Company maintains cash balances at various financial institutions. Accounts at each institution are insured by the Federal Deposit Insurance Corporation ("FDIC")up to $250,000 per depositor. The Company's accounts at these institutions may, at times, exceed the federally insured limits. At December 31, 2025, the Company had $374,735 of cash balances in excess of the FDIC limits. The Company has not experienced any losses in such accounts.

FOR PUBLIC

VCS Venture Securities LLC
(formerly Primary Capital, LLC)
Notes to Financial Statement
December 31, 2025

1. NATURE OF BUSINESS AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Revenue recognition

The Company complies with ASC Topic 606, Revenue from Contracts with Customers ("ASC Topic 606"). The revenue recognition guidance requires that an entity recognize revenue to depict the transfer of promised goods or services to customers in an amount that reflects the consideration to which the entity expects to be entitled in exchange for those goods or services. The guidance requires an entity to follow a five-step model to (a) identify the contracts(s) with a customer, (b) identify the performance obligations in the contract, (c) determine the transaction price, (d) allocate the transaction price to the performance obligations in the contract, and (e) recognize revenue when (or as) the entity satisfies a performance obligation.

Brokerage Commissions - The Company buys and sells securities on behalf of its customers. Each time a customer enters into a buy or sell transaction, the Company charges a commission. Commissions and related clearing expenses are recognized on a trade date basis (the date that the Company fills the trade order by finding and contracting with a counterparty and confirms the trade with the customer). The Company believes that the performance obligation is satisfied on the trade date because that is when the underlying financial instrument or purchaser is identified, the pricing is agreed upon and the risks and rewards of ownership have been transferred to/from the customer.

Investment Banking and Finder Fees - The Company is engaged by business entities that want to raise funds through a sale of securities and/or to perform investment banking advisory, consulting, due diligence and compliance services. Revenues are earned from fees arising from securities offerings, in which the Company acts as a placement agent or solely as a finder. Other services the Company provides to clients are merger and acquisition related placement services, due diligence and capital raising.

Revenue for advisory arrangements is generally recognized at the point in time that performance under the arrangement is completed (the closing date of the transaction) or the contract is cancelled. However, for certain contracts, revenue is recognized over time for advisory arrangements in which the performance obligations are simultaneously provided by the Company and consumed by the client. In some circumstances, significant judgment is needed to determine the timing and measure of progress appropriate for revenue recognition under a specific contract. Retainers and other fees received from customers prior to recognizing revenue are reflected as deferred liabilities. Revenue for finder fee services are recognized once the introduced investor is approved and accepted by the issuer or other determining authority.

Advances receivable and allowance of credit loss

Advances receivable are reported at their outstanding unpaid principal balances reduced by an allowance for credit loss, if deemed necessary. The Company estimates credit loss based on historical bad debts, factors related to specific customers' ability to pay and current economic trends. The Company writes off advances receivable against the allowance when a balance is determined to be uncollectible. As of December 31, 2025, there is no balance for allowance for credit loss deemed necessary by the Company.

1. NATURE OF BUSINESS AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Impairment of long-lived assets

The Company periodically evaluates whether events or circumstances have occurred that indicate long-lived assets may not be recoverable or that the remaining useful life may warrant revision. When such events or circumstances are present, the Company assesses the recoverability of long-lived assets by determining whether the carrying value will be recovered through the expected undiscounted future cash flows resulting from the use of the asset. In the event the sum of the expected undiscounted future cash flows is less than the carrying value of the asset, an impairment loss equal to the excess of the asset's carrying value over its fair value is recorded. Fair value is determined based on discounted cash flows or appraised values depending on the nature of the assets. The long-term nature of these assets requires the estimation of cash inflows and outflows several years into the future. As of December 31, 2025, the Company has determined there is no impairment of long-lived assets.

Income taxes

Prior to the sale of a minority interest as discussed above, the Company was a single member limited liability company (LLC) and was considered a disregarded entity for income tax purposes. After the sale, the Company became a multi-member LLC and, accordingly, the Company will file a Federal and state income tax return whereby all components of revenue and expense will be allocated to the members and any income taxes due will be the responsibility of each member.

ASC Topic 740.10.30 clarifies the accounting for uncertainty in income taxes recognized in an enterprise's financial statements and prescribes a recognition threshold and measurement attribute for the financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. ASC Topic 740.10.40 provides guidance on derecognition, classification, interest and penalties, accounting in interim periods, disclosure, and transition. The Company has no material uncertain tax positions for any of the reporting periods presented.

Segment Information

Effective January 1, 2024, the Company complies with the provisions of Accounting Standards Update 2023-07 Segment Reporting (Topic 280) Improvements to Reportable Segment Disclosures ("'ASC Topic 280'"), that became effective for fiscal years beginning after December 15, 2023. The additional disclosures required by ASC Topic 280 are provided in Note 6 - Segment information.

2. DUE FROM CLEARING BROKER

At December 31, 2025, the amount due from the Company's clearing broker consists of net commissions receivable of $42,025, funds on deposit of $89,902 and clearing deposit of $50,000.

3. REGULATORY NET CAPITAL REQUIREMENTS

The Company is subject to the SEC's Uniform Net Capital Rule, which requires the maintenance of minimum regulatory net capital and requires that the ratio of aggregate indebtedness to regulatory net capital not to exceed 15 to 1. At December 31, 2025 the Company had regulatory net capital of $549,339, which was exceeded by net capital requirements of $36,273 by $513,066. The Company's ratio of aggregate indebtedness to net capital was .9905 to 1.00.

4. COMMITMENTS AND CONTINGENCIES

Legal proceedings

The Company is subject to legal proceedings and claims which have arisen in the ordinary course of its business and have not been finally adjudicated. The Company intends to vigorously defend these legal proceedings. At December 31, 2025, no amount has been accrued to such legal proceedings.

5. LEASES

The Company has a lease agreement for an office space with its lease term on a month-to-month basis. The Company has made an election to apply the short-term lease exception to lease with a term of one year or less. Therefore, the Company did not recognize Right of Use assets and lease liabilities for this short-term lease.

6. SEGMENT REPORTING

The Company is engaged in a single line of business as a securities broker-dealer, which is inclusive of retail brokerage (commissions) and private placement of securities. The Company has identified its Chief Executive Officer as the chief operating decision maker ("CODM"), who uses net income to evaluate the results of the business, predominantly in the forecasting process, to manage the Company. Additionally, the CODM uses excess net capital (see Note 3), which is not a measure of profit and loss, to make operational decisions while maintaining capital adequacy, such as whether to reinvest profits or pay distributions. The Company's operations constitute a single operating segment and therefore, a single reportable segment, because the CODM manages the business activities using information of the Company as a whole. The accounting policies used to measure the profit and loss of the segment are the same as those described in the summary of significant accounting policies.

7. SUBSEQUENT EVENTS

The Company has evaluated events occurring after the date of these financial statements through April 20, 2026, the date that these financial statements were issued. There were no material subsequent events as of that date which would require disclosure in or adjustments to these financial statements.